TLC VENTURES CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 and 2005

(Expressed in Canadian Funds)

TLC Ventures Corp.	Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
Canadian Funds
(Unaudited)

	June 30	December 31
	2006	2005
ASSETS	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$4,221,393	$5,045,242
Amounts receivable	56,939	17,398
Prepaid expenses and advances	97,519	78,248
	4,375,851	5,140,888

Property and Equipment (Note 4)	49,392	52,279
Mineral Property Costs – Schedule (Note 5)	1,410,460	974,587

	$5,835,703	$6,167,754

LIABILITIES
Current
Accounts payable	$18,358	$34,775
Accrued liabilities	15,000	25,000
Due to related parties (Note 8a)	16,511	1,252
	49,869	61,027

Non-Controlling Interest – Cybele Resources Inc. (Note 6)	43,512	19,682

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)	13,881,420	13,780,170
Contributed Surplus - Statement 2	2,173,655	1,617,647
Deficit - Statement 2	(10,312,753)	(9,310,772)
	5,742,322	6,087,045
	$5,835,703	$6,167,754

ON BEHALF OF THE BOARD:

“Edward Farrauto”	, Director

“Douglas Forster”	, Director

- See Accompanying Notes -

TLC Ventures Corp.	Statement 2
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Period ended June 30, 2006
Canadian Funds
(Unaudited)

	Common Shares
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
Balance – December 31, 2002	8,704,001	$5,605,372	$-	$(5,443,763)	$161,609
Stock compensation expense	-	-	133,239	-	133,239
Loss for the year	-	-	-	(312,354)	(312,354)
Balance – December 31, 2003	8,704,001	5,605,372	133,239	(5,756,117)	(17,506)
Issuance of shares for cash	10,300,000	7,875,000	-	-	7,875,000
Issuance of shares for mineral property	150,000	202,500	-	-	202,500
Issuance of shares for finder’s fees	300,000	-	-	-	-
Shares issuance costs	-	(47,278)	-	-	(47,278)
Stock compensation expense	-	-	824,517	-	824,517
Loss for the year	-	-	-	(1,701,098)	(1,701,098)
Balance – December 31, 2004	19,454,001	13,635,594	957,756	(7,457,215)	7,136,135
Issuance of shares for cash	102,500	27,900	-	-	27,900
Issuance of shares for mineral property	75,000	101,250	-	-	101,250
Stock compensation expense	-	-	675,317	-	675,317
Fair value of options exercises	-	15,426	(15,426)	-	-
Loss for the period	-	-	-	(1,853,557)	(1,853,557)
Balance – December 31, 2005	19,631,501	13,780,170	1,617,647	(9,310,772)	6,087,045
Issuance of shares for mineral property	75,000	101,250	-	-	101,250
Issuance of shares per stock split	19,706,501	-	-	-	-
Stock compensation expense	-	-	556,008	-	556,008
Loss for the period	-	-	-	(1,001,981)	(1,001,981)

Balance – June 30, 2006	39,413,002	$13,881,420	$2,173,655	$(10,312,753)	$5,742,322

- See Accompanying Notes -

TLC Ventures Corp.	Statement 3
(An Exploration Stage Company)
Interim Consolidated Statements of Loss
For the Periods Ended June 30
Canadian Funds
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2006	2005	2006	2005

Expenses
Audit and accounting fees	$16,770	$34,264	$23,417	$51,661
Amortization	20,159	4,476	24,663	8,625
Bank charges	489	117	919	246
Consulting fees	30,000	17,500	60,000	33,108
Foreign exchange	(3,128)	-	9,893	(80)
Insurance	13,220	9,246	26,785	19,992
Legal fees	31,197	33,267	34,564	50,247
Marketing	-	433	492	15,939
Office, postage and printing	10,535	5,867	18,173	11,978
Rent	12,282	11,541	24,527	20,090
Research and development	-	2,735	3,579	2,735
Salaries and wages	43,939	74,971	82,908	153,665
Salaries and wages – stock compensation	452,498	250,563	556,008	375,809
Shareholder relations	2,626	9,266	2,626	10,582
Telephone and utilities	5,521	3,586	7,283	5,880
Trade shows, conferences	-	-	5,514	5,484
Transfer agent, regulatory fees	36,635	12,743	43,593	19,219
Travel	15,773	6,405	27,891	57,160
	(688,516)	(476,980)	(952,835)	(842,340)
Other Income (Expenses)
Property investigation	(40,041)	(7,314)	(90,517)	(127,500)
Interest income	34,611	26,730	65,201	57,304
Non-controlling interest	(25,715)	-	(23,830)	-
Loss for the Period	$(719,661)	$(457,564)	$(1,001,981)	$(912,536)

Loss per share – Basic and Diluted	$(0.02)	$(0.01)	$(0.02)	$(0.02)

Weighted Average Number of Common
Shares Outstanding	39,345,420	38,993,716	39,304,438	38,951,096

- See Accompanying Notes -

TLC Ventures Corp.	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
For the Periods Ended June 30
Canadian Funds
(Unaudited)

	Three months ended June 30		Six months ended June 30
Cash Resources Provided By (Used in)	2006	2005	2006	2005

Operating Activities
Loss for the period	$(719,661)	$(457,564)	$(1,001,981)	$(912,536)
Items not affecting cash:
Amortization	20,159	4,476	24,663	8,625
Non-controlling interest	25,715	-	23,830	-
Stock-based compensation	452,498	250,563	556,008	375,809
	(221,289)	(202,525)	(397,480)	(528,102)
Net changes in non-cash working capital
components:
Amounts receivable	(23,483)	4,770	(39,541)	68,398
Accounts payable and accrued liabilities	(61,165)	(48,764)	(11,158)	31,101
Prepaid expenses	15,869	20,350	(19,271)	40,742
	(290,068)	(226,169)	(467,450)	(387,861)

Investing Activities
Property and equipment acquired	(5,734)	(4,319)	(21,776)	(8,735)
Mineral property costs	(267,614)	(64,442)	(334,623)	(91,008)
	(273,348)	(68,761)	(356,399)	(99,743)

Net decrease in Cash and Cash Equivalents	(563,416)	(294,930)	(823,849)	(487,604)
Cash and Cash Equivalents – Beginning of Period	4,784,809	5,999,604	5,045,242	6,192,278
Cash and Cash Equivalents – End of Period	$4,221,393	$5,704,674	$4,221,393	$5,704,674

Schedule of Non-Cash Investing and Financing
Activities
Shares issued for mineral property	$101,250	$101,250	$101,250	$101,250
Stock-compensation costs recorded in share capital	$556,008	$250,563	$1,756,827	$375,809

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-

- See Accompanying Notes -

TLC Ventures Corp.	Schedule
(An Exploration Stage Company)
Interim Consolidated Schedules of Mineral Property Costs
For the Period Ended June 30, 2006
Canadian Funds
(Unaudited)

	Point	International	Total
	Leamington,
	Canada

Acquisition costs
Cash – option payments	$75,000	$-	75,000
Shares – option payments	101,250	-	101,250
	176,250	-	176,250

Deferred exploration expenditures
Assaying	-	-	-
Drilling	-	-	-
Equipment rental	-	344	344
Geological consulting	9,860	82,166	92,026
Geophysical	7,953	-	7,953
Mineral claim maintenance	62,640	16,198	78,838
Administration	-	42,467	42,467
Travel	-	37,995	37,995
	80,453	179,170	259,623

Costs for the Period	256,703	179,170	435,873
Balance – December 31, 2005	974,587	-	974,587
Balance – June 30, 2006	$1,231,290	$179,170	1,410,460

- See Accompanying Notes -

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
Canadian Funds
(Unaudited)

1.	Nature of Business

TLC Ventures Corp. (“TLC” or the “Company”) (“An Exploration Stage Company”) is an exploration and mine development company focused on the acquisition, advancement and development of global precious and base metal assets. The recovery of the Company’s investment in its mineral properties is dependent upon the discovery, development and production from ore reserves and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “TLV”. The Company’s corporate head office is in Vancouver, Canada.

2.	Significant Accounting Policies

Basis of Consolidation

These interim consolidated financial statements include the accounts of the Company and of Cybele Resources Inc. (“Cybele”) and Cybele’s subsidiary Cybele Resources (Australia) Pty. Ltd., (“Cybele Australia”). Cybele is a British Columbia company incorporated April 18, 2005, it was inactive from incorporation until October 31, 2005. This was accounted for under the purchase method of accounting. Cybele Australia is an Australian company incorporated on November 28, 2005. All intercompany balances and transactions have been eliminated.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s most recent annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the audited financial statements of the Company as at December 31, 2005.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximates their carrying value due to their short -term maturity or capacity of prompt liquidation.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
Canadian Funds
(Unaudited)

4.	Property and Equipment

			Net Book Value
		Accumulated	June 30,	December 31,
	Cost	Amortization	2006	2005
Computer equipment and
software	$53,096	$(16,170)	$36,926	25,004
Furniture and office equipment	24,873	(12,407)	12,466	14,270
Leasehold improvements	24,878	(24,878)	-	13,005
	$102,847	$(53,455)	$49,392	52,279

5.	Mineral Property Costs

Details are as follows:

			Total	Total
		Deferred	June 30,	December 31,
	Acquisition	Exploration	2006	2005

Point Leamington Property	$655,000	$576,290	$1,231,290	974,587
International	-	179,170	179,170	-
	$655,000	$755,460	$1,410,460	974,587

a)	Point Leamington Property, Newfoundland, Canada

Pursuant to a letter agreement dated February 13, 2004 with Rubicon Minerals Corporation (“Rubicon”) the Company has acquired a 100% interest in the Point Leamington deposit and Mining Lease, located in Newfoundland, Canada. As consideration, the Company issued 300,000 common shares and paid $250,000.

The Company or its nominee has a right of first refusal on the purchase of any or all of the 300,000 shares if Rubicon intends to sell them.

There is a 2% Net Smelter Return royalty on the property held by third parties.

b)	International

The Company has acquired one Exploration License and two Prospecting Licenses in Vanuatu totaling 1,053 square kilometers and two Prospecting Licenses in the Solomon Islands totaling 430 square kilometers.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
Canadian Funds
(Unaudited)

6.	Cybele Resources Inc.

During 2005 the Company invested $477,000 in Cybele representing 95.08% of of the issued and outstanding shares of Cybele. On November 7, 2005 Cybele purchased, from a director of the Company, intellectual property used for the construction and manipulation of digital databases in order to identify gold and copper properties and define priority targets. As consideration, Cybele must pay a 0.5% Net Smelter Return royalty on certain properties identified by the intellectual property. As no properties are producing ore at this time, no consideration has been paid. Should there be payments made, it will be treated, for accounting purposes, as period costs.

During 2006, the Company purchased an additional 1.22% of Cybele for consideration of US$1,000,000 bringing the Company’s ownership to 96.30%. TLC owns 15,600,000 common shares out of a total of 16,200,000 commons shares of Cybele. The balance of common shares are held by Cybele management. In addition, the Company was, as part of the financing into Cybele, granted 2,000,000 warrants to purchase additional Cybele shares for US$0.25 until June 2008.

Since the Company does not own 100% of Cybele, there is a non -controlling interest which is recorded at carrying value. This amount is then adjusted for period costs by the non-controlling interest’s portion of the loss.

Details are as follows:

Total net assets of Cybele at June 30, 2006	$1,515,031
Multiplied by the non -controlling interest – 3.70%	56,056
2005 loss allocated to non-controlling interest	(2,817)
2006 loss allocated to non-controlling interest	(9,727)
$43,512

7.	Share Capital

a)	Authorized: Unlimited number of common shares without par value.

b)	Stock split

Pursuant to a special shareholder resolution, the Company affected a 2 new for 1 old stock split on June 15, 2006. All comparative weighted average shares outstanding and net loss per share figures have been presented to reflect the stock split.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
Canadian Funds
(Unaudited)

7.	Share Capital – Continued

c)	Share Purchase Options

i)

The Company has established a share purchase option plan whereby the Board of Directors, may from time to time, grant options to directors, officers, employees or consultants to a maximum of 7,780,000 options. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s Board of Directors.

The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.

Options granted to directors, officers and employees vest according to the following schedule:

25% - on grant date
25% - six months after grant date
25% - twelve months after grant date 25% - eighteen months after grant date

ii)	A summary of the Company’s options at June 30, 2006 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	June 30
Price	2005	Granted	Exercised	Cancelled	2006	Expiry date
$0.125	1,910,000	-	-	-	1,910,000	December 11, 2008
$1.05	600,000	-	-	-	600,000	March 15, 2009
$1.00	10,000	-	-	-	10,000	April 29, 2009
$0.90	400,000	-	-	-	400,000	May 11, 2009
$0.675	400,000	-	-	-	400,000	September 29, 2009
$0.600	400,000	-	-	-	400,000	March 7, 2010
$0.50	1,420,000	-	-	-	1,420,000	May 18, 2010
$0.75	-	50,000	-	-	50,000	January 26, 2011
$0.625	-	50,000	-	-	50,000	April 27, 2011
$0.625	-	1,000,000	-	-	1,000,000	June 9, 2011
$0.65	-	50,000	-	-	50,000	June 19, 2011
	5,140,000	1,150,000	-	-	6,290,000
Weighted average
exercise price	$0.48	$0.63	-	-	$0.51

	Number of	Weighted Average
	Options	Exercise Price	Expiry
Vested as at June 30, 2006	4,985,000	$0.48	December 11, 2008 to June 19, 2011

The exercise price and number of options have been adjusted to reflect the 2:1 stock split on June 15, 2006.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
Canadian Funds
(Unaudited)

7.	Share Capital – Continued

c)	Share Purchase Options – Continued

iii)

During 2005, Cybele granted 410,000 stock options to directors and officers of Cybele. Each option entitles the holder to acquire one common share of Cybele at an exercise price of $0.25USD per share, expiring November 7, 2010. The total fair value of the options granted was calculated to be $118,961. The Company recorded $38,712 in stock-based compensation expense in relation to these options during 2005. A summary of the Cybele’s options at June 30, 2006 are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	June 30
Price	2005	Granted	Exercised	Cancelled	2006	Expiry date
$0.25USD	410,000	-	-	-	410,000	November 7, 2010
$0.25USD	-	1,200,000	-	-	1,200,000	June 9, 2011
	410,000	1,200,000	-	-	1,610,000
Weighted average
exercise price	$-	$0.25USD	$-	$-	$0.25USD

	Number of	Weighted Average
	Options	Exercise Price	Expiry
Vested as at June 30, 2006	505,000	$0.25USD	November 7, 2010 to June 9, 2011

iv)	The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2006	2005

Average risk free interest rate	3.87% to 4.27%	3.35%
Average expected option life	3 years	3 years
Stock volatility based on trading history	134.4% to 143.09%	162.25%
Dividend payments during life of option	Nil	Nil

v)

The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
Canadian Funds
(Unaudited)

7.	Share Capital – Continued

d)	Share Purchase Warrants

As at June 30, 2006, the following share purchase warrants are outstanding:

	Outstanding				Outstanding
Exercise	December 31			Expired or	June 30
Price	2005	Issued	Exercised	Cancelled	2006	Expiry date
$0.75	600,000	-	-	-	600,000	September 29, 2006

Weighted average
exercise price	$0.75	-	-	-	$0.75

e)	Escrow Shares

As at June 30, 2006 there are 3,294,280 (2005 – 6,588,560) common shares held in escrow. They will be released based upon time as follows:

Total Number of Escrowed
Release Dates	Securities to be Released
November 7, 2006	1,647,140
May 7, 2007	1,647,140
3,294,280

8.	Related Party Transactions

Except as noted elsewhere in these interim consolidated financial statements, related party transactions are as follows:

a)

As at June 30, 2006, amounts due to related parties consist of $16,511 (2005 - $1,252) owing to directors and to a director and officer. These amounts were incurred in the ordinary course of business are non-interest bearing, unsecured and due on demand.

b)	During the period, a salary of $Nil (2005 – $69,000) was paid to a director.

c)	During the period, consulting fees of $26,081 (2005 - $24,146) were paid to a director and officer.

d)	During the period, accounting fees of $30,000 (2005 - $30,000) were paid to a director and an officer.

f)	During the period, legal fees of $19,067 (2005 - $44,151) were paid to a law firm where an officer of the Company is a partner.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
Canadian Funds
(Unaudited)

9.	Income Taxes

The components of the future income tax asset are as follows:

Future income tax assets	December 31,
2005
Statutory tax rate	34.10%
Tax benefit of loss carry -forwards	$746,000
Undepreciated capital cost in excess of book value	28,000
Exploration and development expenditures in excess of book value	332,000
1,106,000
Valuation allowance	(1,106,000)
Net future income tax assets	$-

The Company reassessed its future tax assets at each balance sheet date. At December 31, 2005, the Company has provided for a valuation allowance to recognize that a future income tax asset is recognized only to the extent that it is more likely than not that sufficient taxable income will be available to allow an unrecognized future income tax asset to be realized.

The Company has approximately $974,000 of deferred mineral expenditures available as at December 31, 2005 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The non-capital losses totalling approximately $2,188,000 are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire as follows:

Non-Capital
Losses
2006	$40,000
2007	54,000
2008	70,000
2009	95,000
2010	77,000
2014	712,000
2015	1,140,000
$2,188,000

The potential future tax benefits of these losses have not been recognized in these financial statements due to uncertainty of their realization.

10.	Comparative Figures

Certain comparative figures have been reclassified to conform with the current period presentation.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
June 30, 2006
Canadian Funds
(Unaudited)

11.	Commitments

The Company has a lease agreement for the rental of office space. The lease expires November 29, 2007. The future minimum lease obligations are as follows:

Amount
2006	15,460
2007	30,920
$46,380

12.	Subsequent Event

The Company closed a non -brokered private placement financing consisting of 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one-half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in TLC Ventures Corp. for a period of 18 months from closing at a price of $1.00 per share. There is no commission or finders fee payable on the financing. The common shares issued will be subject to a four month hold period.

The Company acquired an additional 1,044 claims (approximately 261 square kilometers) in the vicinity of its Point Leamington Mining Lease for a total cost of $62,640.